UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Waste Industries USA, Inc.
(Name of Issuer)

Common Stock (No Par Value)
(Title of Class of Securities)

941057 10 1
(CUSIP Number)

Ben I. Adler, Esq.
Goldman, Sachs & Co.
One New York Plaza
New York, NY 10004
(212) 902−1000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

Copy to:
Robert C. Schwenkel
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

May 9, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box o.

*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 941057 10 1	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[1]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON HC-CO

1 This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by The Goldman Sachs Group, Inc. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and The Goldman Sachs Group, Inc. disclaims such membership.

CUSIP No. 941057 10 1	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[2]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON BD-PN-IA

2This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by Goldman, Sachs & Co. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Goldman, Sachs & Co. disclaims such membership.

CUSIP No. 941057 10 1	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Direct, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[3]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

3This filing does not reflect shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by GS Direct, L.L.C. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and GS Direct, L.L.C. disclaims such membership.

Page 5 of 12 Pages

ITEM 1.                      Security and Issuer.

This Final Amendment (this “Amendment”) amends the Schedule 13D originally filed on November 1, 2007, as amended by Amendment No. 1 thereto filed on December 20, 2007 (as so amended, the “Schedule 13D”) on behalf of The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), and GS Direct, L.L.C. (“GS Direct” and collectively with GS Group and Goldman Sachs, the “Reporting Persons”) and is made by the Reporting Persons.4

This Amendment relates to the common stock, no par value (“Common Stock”), of Waste Industries USA, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 3301 Benson Drive, Suite 601, Raleigh, North Carolina 27609.  The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D.

ITEM 2.                      Identity and Background

Item 2 of the Schedule 13D is hereby amended by replacing in their entirety the Schedules I , II-A and II-B incorporated therein by reference with Schedule I, II-A and II-B hereto, respectively, which Schedules I, II-A and II-B are incorporated herein by reference into this Item 2.

ITEM 3.                      Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

On May 9, 2008, pursuant to the terms of the Merger Agreement, Articles of Merger were filed with the North Carolina Secretary of State and, as a result thereof, Merger Sub was merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and the indirect wholly-owned subsidiary of Parent. As a result of the Merger, the Issuer no longer has any securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and accordingly each Reporting Person no longer will be deemed to constitute a “group” with the Poole Members and Mr. Perry.

ITEM 4.                      Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

4Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

Page 6 of 12 Pages

The final paragraph of Item 3 above is hereby incorporated by reference in its entirety into this Item 4.

ITEM 5.                      Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

The final paragraph of Item 3 above is hereby incorporated by reference in its entirety into this Item 5.

Item 5(c) of the Schedule 13D is amended and restated as follows:

(c)  Other than transactions effected in connection with the Merger, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I, Schedule II-A and Schedule II-B hereto, during the sixty day period from March 10, 2008 through May 9, 2008.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The final paragraph of Item 3 above is hereby incorporated by reference in its entirety into this Item 6.

Page 7 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2008

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GOLDMAN, SACHS & CO.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS DIRECT, L.L.C.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

Page 8 of 12 Pages

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden.  The present principal occupation or employment of each of the listed persons is set forth below.

NAME	PRESENT PRINCIPAL OCCUPATION

Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.

Gary D. Cohn	President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

Jon Winkelried	President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation

Claes Dahlback	Senior Advisor to Investor AB and Foundation Asset Management

Stephen Friedman	Chairman of Stone Point Capital

William W. George	Professor of Management Practice at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.

Rajat K. Gupta	Senior Partner Emeritus of McKinsey & Company

James A. Johnson	Vice Chairman of Perseus, L.L.C.

Lois D. Juliber	Former Vice Chairman and Chief Operating Officer of the Colgate-Palmolive Company

Edward M. Liddy	Partner of Clayton, Dubilier & Rice, Inc. and Former Chairman and Chief Executive Officer of The Allstate Corporation

Ruth J. Simmons	President of Brown University

Page 9 of 12 Pages

SCHEDULE II-A

The name and present principal occupation of each member of the Principal Investment Area GS Direct Investment Sub-Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in reviewing all material investing and harvesting transactions proposed to be entered into by GS Direct, L.L.C., are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Byron D. Trott and Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. All members listed below are United States citizens.

NAME	PRESENT PRINCIPAL OCCUPATION

Richard A. Friedman	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director of Goldman, Sachs & Co.

Gregg R. Lemkau	Managing Director of Goldman, Sachs & Co.

Gavin O’Conner	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Managing Director of Goldman, Sachs & Co.

Stephen M. Scherr	Managing Director of Goldman, Sachs & Co.

Ravi Sinha	Managing Director of Goldman, Sachs & Co.

Byron D. Trott	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Managing Director of Goldman, Sachs & Co.

Page 10 of 12 Pages

SCHEDULE II-B

The name, position, and present principal occupation of each executive officer of GS Direct, L.L.C. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Hughes B. Lepic, Robert R. Gheewalla, Michael M. Furth and  Sanjay H. Patel, is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.  The business address of Sang Gyun Ahn, Stephanie M. Hui, and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.  The business address of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104.  The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Oliver Thym is a  citizen of Germany; Ankur A. Sahu is a citizen of India; Sang Gyun Ahn is a citizen of South Korea; Stephanie M. Hui is a  citizen of the United Kingdom; and Michael M. Furth is a citizen of Ireland and the United States.

NAME	POSITION	PRESENT PRINCIPAL OCCUPATION

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Sang Gyun Ahn	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Page 11 of 12 Pages

Katherine B. Enquist	Managing Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Managing Director and Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Managing Director and Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Bradley J. Gross	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Melina E. Higgins	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Stephanie M. Hui	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel	Managing Director and Vice President	Managing Director of Goldman Sachs International

Peter J. Perrone	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) Ltd.

Muneer A. Satter	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Page 12 of 12 Pages

Oliver Thym	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Andrew E. Wolff	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.